SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Preliminary Approval Granted by the Financial Services

Commission for the Establishment of a Financial Holding Company

On June 27, 2008, Kookmin Bank obtained the preliminary approval from the Financial Services Commission (the “FSC”) for the establishment of a financial holding company, tentatively to be called KB Financial Group Co., Ltd. (“KB Financial Group”).

Each of the entities that will become wholly-owned direct subsidiaries of KB Financial Group after its establishment, including Kookmin Bank, plans to convene an extraordinary general meeting of its stockholders to approve the stock transfer for the establishment of KB Financial Group in late August 2008. Upon receiving the approval of the stock transfer by our stockholders, we plan to establish KB Financial Group in late September 2008 after obtaining the official approval from the FSC.

Entities that will become wholly-owned direct subsidiaries of KB Financial Group after its establishment: Kookmin Bank, KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Data Systems Co., Ltd., KB Credit Information Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd. and KB Investment & Securities Co., Ltd.

The above schedule may be subject to change by the board of directors of Kookmin Bank at the board of directors meeting or by the stockholders of Kookmin Bank at the extraordinary general meeting of stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: June 30, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director